Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of
existing shares to which voting rights are attached: ii	RANDGOLD RESOURCES LIMITED

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights		X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	19 January 2011

6. Date on which issuer notified:	20 January 2011

7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 12%

8. Notified details:

A: Voting rights attached to shares viii, ix

Situation previous to
the triggering
	transaction		Resulting situation after the triggering transaction
Class/type of		Number
Shares	Number	Of	Number	Number		%
if possible using	Of	Voting	of shares	of voting rights		of voting rights[x]
the ISIN CODE	Shares	Rights	Direct	Directxi	Indirectxii	Direct	Indirect
GB00B01C3S32	10,692,980	10,692,980	N/A	N/A	11,242,327	N/A	12.35%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Number of voting
rights that may be
acquired if the
Type of financial	Expiration	Exercise/	instrument is exercised/	%
instrument	datexiii	Conversion Periodxiv	converted.	of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction

Type of			Exercise/
financial	Exercise	Expiration	Conversion	Number of voting rights
instrument	price	date xvii	period xviii	instrument refers to	% of voting rights xix, xx
					Nominal	Delta
CFD				10,158	0.01%	0.01%
Total (A+B+C)

Number of voting rights	Percentage of voting rights
11,252,485	12.36%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – 11,252,485 (12.36%)
Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock International Threshold Reporting Team

14. Contact name:	Andrew Manchester

15. Contact telephone number:	020 7743 5773; andrew.manchester@blackrock.com

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	BlackRock Inc

Contact address (registered office for legal entities)	33 King William Street, London EC4R 9AS

Phone number & email	020 7743 5773; andrew.manchester@blackrock.com

Other useful information (at least legal representative for legal persons)	Andrew Manchester

B: Identity of the notifier, if applicable

Full name	D J Haddon

Contact address	3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands

Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com

Other useful information
(e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information